FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending September 9, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 9, 2003                                        By: LORRAINE DAY
                                                             ------------------
                                                                   Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

8 September 2003


                               GlaxoSmithKline PLC

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 790,000 of its ordinary shares on 8 September 2003 at a price of 1265.66p per share.

September 8, 2003


                                  GSK STATEMENT
              REGARDING LAUNCH OF GENERIC PAROXETINE HYDROCHLORIDE


GlaxoSmithKline (GSK) confirmed that a generic form of paroxetine hydrochloride was launched by Apotex Corp. on Monday, September 8, 2003, triggering GSK's license agreement with Par Pharmaceutical, Inc. Under the terms of the agreement announced in April 2003, GSK will supply generic paroxetine hydrochloride immediate-release tablets, manufactured by a GSK subsidiary, to Par for distribution in the U.S. market.

GSK remains committed to Paxil CR, which now represents approximately 40% of new Paxil prescriptions in the USA. Immediate release forms of Paxil, including the generic products, are not substitutable for Paxil CR as a generic equivalent.

GSK is continuing to pursue litigation for infringement of patents relating to the immediate release form of Paxil against Apotex and other generic companies in Philadelphia. No trial date has been set for the Philadelphia litigation. Separately, in March of this year a federal judge for the United States District Court for the Northern District of Illinois (Chicago) ruled that GSK's patent in the United States covering the hemihydrate form of Paxil is valid but not infringed by Apotex's product. The patent expires in 2006. GSK is appealing the ruling of non-infringement. A date for the appeal court hearing has not been set.

GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at www.gsk.com.

SM Bicknell
Company Secretary
8th September 2003

GSK Inquiries


US Media inquiries:                  Nancy Pekarek               (215) 751 7709
                                     Mary Anne Rhyne             (919) 483 2839
                                     Patty Seif                  (215) 751 7709

UK Media inquiries:                  Martin Sutton               020 8047 5502
                                     Chris Hunter-Ward           020 8047 5502
                                     David Mawdsley              020 8047 5502

US Analyst/Investor inquiries:       Frank Murdolo               (215) 751 7002
                                     Tom Curry                   (215) 751 5419

European Analyst/Investor inquiries: Duncan Learmouth            020 8047 5540
                                     Philip Thomson              020 8047 5543
                                     Anita Kidgell               020 8047 5542